Exhibit 99.1

RECTITUDE HOLDINGS LTD

(Incorporation in Cayman Islands)

Unaudited First Half 2025 Financial Results

Revenue

Our business is principally involved in the provision of safety equipment, encompassing essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest systems (a system used to arrest an employee in a fall from a walking-working surface, usually consisting of a body harness, anchorage, and connector), (ii) portable fire extinguishers and (iii) traffic products such as rubber speed humps, wheel stops and wheel chocks. Additionally, when needed by our customers, we also offer auxiliary products such as industrial hardware tools and electrical hardware required for construction sites.

For the six months ended September 30, 2023 and 2024, the provision of safety equipment contributed 60% and 81% of our revenue, respectively.

Total revenues increased by S$1,615,754, or 7.9%, from S$20,483,795 for the six months ended September 30, 2023, to S$22,099,549 for the six months ended September 30, 2024.

The following table sets forth our revenue by service categories for the periods indicated.

	For the six months ended September30,
	2024		2023
		% of		% of
Sales of products – at a point in time	S$	revenue	S$	revenue
Safety equipment	17,857,745	81%	12,290,277	60%
Auxiliary products	4,241,804	19%	8,193,518	40%
	22,099,549		20,483,795

During the six months ended September 30, 2023, and 2024, sale of safety equipment accounted for approximately 60.0% and 81.0% of the total revenue, respectively, while sale of auxiliary products accounted for approximately 40.0% and 19.0% of the total revenue, respectively. Total revenue increased by 7.9%, from S$20,483,795 for the six months ended September 30, 2023 to S$22,099,549 for the six months ended September 30, 2024, primarily due to an approximately 21.0% increase in the sale of safety equipment from S$12,290,277 for the six months ended September 30, 2023 to S$17,857,745 for the six months ended September 30, 2024. Our revenue from the sale of safety equipment increased due to significant increases in sales of fall arrest systems and traffic products, as well as growth in sales of personal protective equipment.

Overall, our revenue increase was driven by higher demand by our customers, such as those in the construction sectors driven by new construction projects.

Cost of revenue

The cost of revenue primarily consisted of purchasing costs of our safety equipment and auxiliary products. The total cost of sales increased by S$1,510,907, or 11.7%, from S$12,912,013 for the six months ended September 30, 2023, to S$14,422,920 for the six months ended September 30, 2024.

The approximately 11.7% overall increase in cost of revenue was consistent with the increase of revenue during the six months period. However, procurement costs have increased rising from customizable products made for customers and newly launched auxiliary products embodying the Company’s DADE brand.

Gross profit and Gross profit margin

Gross profit for the six months ended September 30, 2024, was $5.98 million, representing 34.7% of operating revenues. In Singapore Dollars, gross profit for the six months ended September 30, 2024 and 2023 was S$7.68 million and $7.57 million, representing 34.7% and 37.0% of operating revenues, respectively. The increase in gross profit was mainly due to favorable product mix and improved efficiencies.

The decrease in gross profit margin is mainly due to higher sales volumes offset by pressures from the increase in procurement costs arising from customizable products made for customers and newly launched auxiliary products under the DADE brand.

Other income

Other income primarily consisted of gain/(loss) from foreign currency exchange, gain on disposal of property, plant and equipment, operating lease modifications income, rental income, government grants and interest income.

Other income increased by S$163,579, or approximately 439.9% from S$37,187 for the six months ended September 30, 2023, to S$200,766 for the six months ended September 30, 2024. The increase was mainly driven by operating lease modifications income of S$40,525 for the six months ended September 30, 2024 which arose due to our renegotiation and modification of three existing operating lease contracts for branches by extending the lease term by another 2 to 3 years at revised lease payments during the six months ended September 30, 2024. Total rental income received were S$Nil and S$20,670 for the six months ended September 30, 2023 and 2024, respectively. The increase was mainly driven by the leasing of one of our leasehold property.

Total interest income received were S$Nil and S$122,223 for the six months ended September 30, 2023 and 2024, respectively. The increase was mainly driven by the loan made to third party bears interest of 5.5% per annum.

Selling and marketing expenses

Selling and marketing expenses primarily included expenses related to advertising and marketing activities and associated costs of our retail branches, which included labor costs, sales commissions and operating lease expenses.

Selling and marketing expenses increased by S$547,239, or approximately 28.6%, from S$1,913,781 for the six months ended September 30, 2023, to S$2,461,020 for the six months ended September 30, 2024. The increase was primarily due to an increase in the allocation of resources to running and expanding our retail branches, which is expected to continue in the next year.

General and administrative expenses

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses.

General and administrative expenses increased by S$905,282 or approximately 31.0%, from S$2,916,668 for the six months ended September 30, 2023, to S$3,821,950 for the six months ended September 30, 2024. The increase was mainly due to increased public company costs, including professional fees and compliance costs incurred related to the Company’s listing on NASDAQ.

Interest expense

Interest expense primarily consisted of accrued interest from guaranteed bank loans and finance lease liabilities.

Interest expenses increased by S$9,692, or approximately 12.2% from S$79,173 for the six months ended September 30, 2023, to S$88,865 for the six months ended September 30, 2024. The increase was mainly due to an increase in interest expense from bank loan from S$62,362 for the six months ended September 30, 2023 to S$69,851 for the six months ended September 30, 2024 and increase in interest expenses from finance lease from S$16,811 for the six months ended September 30, 2023 to S$19,014 for the six months ended September 30, 2024.

Net Income

As a result of the factors described above, net income for the six months ended September 30, 2024 was approximately $0.9 million. In Singapore Dollars, net income for the six months ended September 30, 2024 was approximately S$1.1 million, compared to net income of S$2.1 million, for the six months ended September 30, 2023.

Cash Flows Analysis

Operating activities

For the period ended September 30, 2023, net cash provided by operating activities was S$3,740,897, primarily resulted from our profit for the period of S$2,097,367, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$269,095, amortization of ROU asset of S$415,364, reduced lease payments from lease modification of S$7,025, bad debt written off of S$28,542, allowance for inventory write-down of S$110,392, allowance for expected credit losses of S$3,304, fair value gain in financial assets of S$9,162 and gain on disposal of property, plant and equipment of S$5,000. Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable, net of S$1,314,885; (ii) an increase in other payables of S$309,327; (iii) an increase in income tax payable of S$65,913 and offset by (i) an increase in other receivables of S$109,147; (ii) an increase in advances to related parties of S$56,959; (iii) an increase in inventories of S$274,165; (iv) a decrease in trade payables of S$73,743; (v) an decrease in operating lease liabilities of S$321,309; (vi) interest expenses from finance lease liabilities of S$16,782.

For the period ended September 30, 2024, net cash used in operating activities was S$1,497,307, primarily resulted from our profit for the period of S$1,117,007, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations.

Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$289,103, amortization of ROU asset of S$791,120, reduced lease payments from lease modification of S$40,525, gain on disposal of property, plant and equipment of S$957, allowance for inventory write-down of S$28,214, allowance for expected credit losses of S$133,618 and fair value gain in financial assets of S$3,031.

Changes in operating assets and liabilities mainly included: (i) a increase in accounts receivables, net of S$1,370,888 (ii) a increase in other receivables of S$120,337 (iii) a increase in advances to related parties of S$55,791; (iv) a decrease in other payable of S$1,990,135; (v) a decrease in finance liabilities – interest portion of lease payment of S$19,015 (vi) a decrease in operating liabilities of S$605,737 and (vii)  a decrease in income tax payable of S$530,898 and offset by (i) an decrease in inventories of S$126,330; (ii) an increase in accounts payables of S$754,615.

Investing activities

For the period ended September 30, 2023, net cash used in investing activities was S$173,424, which was primarily consisted of purchase of property, plant and equipment, mainly in motor vehicles and offset by proceeds from disposal of property, plant and equipment of S$5,000.

For the period ended September 30, 2024, net cash used in investing activities was S$7,354,811, which was primarily consisted of purchase of property, plant and equipment, mainly in motor vehicles of S$298,761 and disbursement of loan to a third party of S$7,057,050 and offset by proceeds from disposal of property, plant and equipment of S$1,000.

Financing activities

For the period ended September 30, 2023, net cash used in financing activities was S$2,639,243 which was primarily consisted of repayment of guaranteed bank loans of S$191,611, payment of finance lease obligations of S$83,175, and payment of dividends of S$2,000,000 and payment of amount due to shareholders of S$122,767 and payment of deferred IPO expenses of S$241,690.

For the period ended September 30, 2024, net cash provided by financing activities was S$9,354,512 which was primarily consisted of proceeds from guaranteed bank loans of S$252,283, payment of finance lease obligations of S$87,065, and proceeds from common shares issued for cash of S$9,189,294.

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